UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated March 10, 2025	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - SPAIN

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols wishes to address certain information published in a media outlet on 8 March 2025, specifically a front-page article titled “The CNMV reveals to the judge “continuous fraud” among the top executives of Grifols”, which also continues today. Neither the article nor its title reflect the reality.

The article addresses certain statements made in the Legality Opinion from the CNMV’s legal service, which was used to support the decision of the CNMV’s Executive Committee on 25 September 2024 to initiate administrative sanctioning proceedings against Grifols, S.A. and its Directors. The proceedings concern allegations of including inaccurate data or omitting significant information in the consolidated annual financial reports and management report for 2021 to 2023 and the half-year financial information for 2023.

The resolution mentioned above is primarily the act of initiating an administrative sanctioning procedure that can last up to one year and its purpose is to determine whether any potential infringements it addresses have occurred. Grifols, S.A. and the affected Directors, have the right to present their allegations and evidence—a right they have both exercised. However, the news article fails to mention the following important details:

•	The Executive Committee which reflects the CNMV’s position, when adopting the initiation agreement, publicly communicated it to the market on the same date. In this communication, the CNMV explicitly stated that the alleged deficiencies which prompted the proceedings “did not result in material inaccuracies in the regulated accounting figures” and that “Grifols basic accounting figures were not incorrect (except for the accounting treatment of two specific transactions [....] which have been explained and separately restated by the company in the first half of 2024”.

•	Both the Legality Opinion referenced in the news item and the resolution from the Executive Committee, when analysing the conduct of Grifols, S.A. and its Directors, clearly rule out any fraud (dolo) explicitly stating that: “As for the subjective title under which the infringement is attributed, it must be considered in both infringements as being of a culpable or negligent nature, since the facts do not reveal a predetermined and voluntary action aimed at achieving an illicit purpose nor contravening the rule”. Additionally, the Executive Committee highlights that the alleged irregularities did not result in any financial gain.

In Barcelona, 10 March 2025

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 10, 2025

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